SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                    CERTIFICATE
Cinergy Corp. et al.                OF
File No.  70-8589                   NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the calendar quarterly period ended December 31, 1997 ("Fourth Quarter 1997") and the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Cinergy Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"), and (b) authorized by the Commission in its orders dated March 8, 1996 (Rel. No. 35-26486) and September 21, 1995 (Rel. No. 35-26376), Cinergy
Services hereby notifies the Commission as follows:

1. At December 31, 1997, Cinergy had an "aggregate investment" (as defined in rule 53(a)(1)(i)) of approximately $486 million, applied as set forth below among the following exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"):

     *  Midlands Electricity plc ("Midlands") - approximately $476.7 million

     *  EDESUR, S. A. ("Edesur") - approximately $9.5 million

     * Copperbelt Energy Corporation plc ("CEC") - $0; Cinergy's investment in CEC was financed entirely with funds and/or guarantees none of which are recourse, directly or indirectly, to Cinergy (see below).

2. At December 31, 1997, Cinergy's "consolidated retained earnings" (as defined in rule 53(a)(1)(ii)) - i.e., the average of Cinergy's consolidated retained earnings for the four most recent quarterly periods, including the quarterly period ended December 31, 1997, as reported on Cinergy's Reports on Form 10-Q and/or 10-K filed under the Securities Exchange Act of 1934 - were approximately $986 million.

3. Accordingly, at December 31, 1997, Cinergy had available capacity under rule 53(a)(1) of approximately $7 million.

4. Effective November 21, 1997, Cinergy acquired a 39% equity interest in CEC, a FUCO organized under the laws of Zambia that holds certain electric generation, transmission and distribution assets formerly held by the Republic of Zambia ("GRZ") through the Power Division of Zambia Consolidated Copper Mines Limited ("ZCCM"). In the same transaction, an affiliate of The National Grid Company plc, a UK company ("NGA"), purchased a 39% equity interest, ZCCM retained a 20% equity interest, and local management of CEC retained the remaining equity interest.

     * Cinergy's 39% interest is held by MPII (Zambia) B.V. ("MPII/Z"), a Netherlands company, substantially all of whose equity is held by Cinergy Investments MPI, Inc. ("CinMPI"), a Delaware corporation which in turn is a wholly-owned subsidiary of Cinergy Investments. (See the corporate chart filed herewith as Exhibit A.)

     * The purchase price paid by MPII/Z for its acquisition of shares in CEC aggregating a 39% ownership interest was $29,000,000. The ultimate source for payment of the purchase price was a concurrent borrowing in that amount by Cinergy UK, Inc. ("CUK") under its $115 million Credit Agreement with Barclays Bank ("CUK Credit Facility")./1/

         **In particular, CUK loaned the entire $29 million in funds borrowed under the CUK Credit Facility to its parent company, Cinergy Investments, which then loaned the funds to CinMPI, its direct subsidiary, which in turn acquired for $29 million 100% of the equity of MPII/Z, which applied those funds to the purchase price for the shares in CEC.

     * In connection with their respective share purchases, CUK and NGA executed a Deed of Support to the GRZ and ZCCM in respect of the continued development and operation of CEC's business, including a joint investment commitment of CUK and NGA in an amount not to exceed $30,000,000 if such investment commitment is not satisfied by CEC from its own resources. In connection with the Deed of Support and the joint obligations thereunder, CUK and NGA entered into a Deed of Counter-Indemnity agreeing to indemnify each other for any amounts paid by either party under the Deed of Support exceeding 50% of the total amounts paid to GRZ and NGA. Any amounts required to be paid by CUK under the Deed of Support or the Deed of Counter-Indemnity would be financed entirely with the proceeds of borrowings by CUK under the CUK Credit Facility.

5. Effective December 31, 1997, CGE ECK, Inc. was dissolved. Earlier in 1997, CGE ECK had sold to a non-affiliate its sole asset - a 3% ownership interest in a Czech electric utility company, ECK s.r.o.

6. Information on intercompany service transactions involving Exempt Entities/2/ during the Fourth Quarter 1997:

     * Cinergy Services provided legal services to PSI Argentina for a total cost of approximately $1,000.

     * Cinergy Services provided accounting, finance, energy-related facility maintenance, and legal services to CinMPI and its subsidiaries for a total cost of approximately $44,000.

     * Cinergy Services provided accounting, executive, finance, human resources, and legal services to CUK for a total cost of approximately $409,000.


7. Financial statements with respect to the Fourth Quarter 1997 for the Exempt Entities will be filed with Cinergy's Annual Report on Form U5S for the year ended December 31, 1997.

                           S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     February 13, 1998

                                    CINERGY SERVICES, INC.


                                    By: /s/William L. Sheafer
                                    Vice President and Treasurer


                               ENDNOTES

/1/ All borrowings under the CUK Credit Facility are recourse solely to CUK and its assets, which include Cinergy's 50% interest in the joint venture company that owns Midlands Electricity plc.

/2/ As used herein, "Exempt Entities" refers to (a) Cinergy's existing FUCO investments - PSI Energy Argentina, Inc. (which holds PSI Energy Inc.'s investment in Edesur) ("PSI Argentina"), Midlands and CEC - together with (b) the various special purpose subsidiaries of Cinergy established to hold or administer these existing FUCO investments or to facilitate investments in or operation or administration of additional FUCOs or EWGs in the future (collectively, "Project Parents"). Currently active Project Parents comprise the following companies: CUK, Avon Energy Partners Holdings, Avon Energy Partners plc, CinMPI, MPII/Z and MPI International Limited.